EXHIBIT 99d8ii

AMENDMENT #2

TO SUB-ADVISORY AGREEMENT

THIS SECOND AMENDMENT (the “Second Amendment”) to the Sub-Advisory Agreement dated the 25th day of June, 2018, by and between Mercer Investments LLC, successor to Mercer Investment Management, Inc., (the “Advisor”) and Colchester Global Investors Limited (the “Sub-Advisor”) (hereinafter the “Parties” or individually as a “Party”) in respect of the Mercer Opportunistic Fixed Income Fund is executed on this 19th day of May, 2022.

WHEREAS, the Advisor has been retained to act as investment adviser pursuant to an amended and restated Investment Advisory Agreement, dated July 1, 2014, as amended from time to time (the “Advisory Agreement”), with the Mercer Funds (the “Trust”), a Delaware statutory trust registered with the U.S. Securities and Exchange Commission (the “SEC”) as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), which consists of several separate series of shares, each having its own investment objectives and policies, and which is authorized to create additional series in the future; and

WHEREAS, the Agreement permits the Advisor, subject to the supervision and direction of the Trust’s Board of Trustees, to delegate certain of its duties under the Advisory Agreement to other investment advisers, subject to the requirements of the 1940 Act; and

WHEREAS, the Sub-Advisor currently manages an allocated portion of the assets of the Mercer Opportunistic Fixed Income Fund (the “Fund”), a series of the Trust under the Agreement; and

WHEREAS, the Agreement provides that the parties may mutually agree to supplement or amend any provision of the Agreement;

WHEREAS, the Sub-Advisor and the Advisor intend to amend the Agreement to reflect a change in the fee schedule payable to Sub-Advisor effective as of the date set forth herein.

NOW THEREFORE the Parties agree as follows:

1.	Section 21 of the Agreement is deleted in its entirety and replaced with the following:

21. Delgation. The Advisor acknowledges that the Sub-Adviser may utilize the services of affiliated investment advisory firms, including Colchester Global Investors (Singapore) Pte. Ltd. and Colchester Global Investors (Dublin) Management Limited, and their personnel to manage the investment and reinvestment of the Sub-Advisor Assets and to provide other services as specified herein. Any such affiliate will have entered into a Memorandum of Understanding with the Sub-Adviser whereby the affiliate is considered a “Participating Affiliate” of the Adviser as that term is used in relief granted by the staff of the Securities and Exchange Commission (“SEC”). Accordingly, any personnel of a Participating Affiliate of the Sub-Adviser providing services in respect of the Sub-Advisor Assets shall be “access persons” (within the meaning of Rule 204A-1 of the Advisers Act) of the Sub-Advisor. The Sub-Advisor shall ensure compliance with the terms of this Agreement by any Participating Affiliate and its liability to the Fund shall not be affected by any arrangements with Participating Affiliates.

2.	Except for the amendment abovementioned, which now forms part of the Agreement, all the other terms and conditions of the Agreement remain in full force and effect.

This Second Amendment may be signed in counterparts, and each counterpart, once signed and delivered, is deemed to be an original; all of the counterparts constitute one single agreement.

IN WITNESS WHEREOF, the Parties hereto execute this Second Amendment in duplicate originals, which is effective as of the date set forth herein.

MERCER INVESTMENTS LLC

Date: 5/19/22

By: /s/ Erin Lefkowitz

Name: Erin Lefkowitz

Title: Vice President, Fixed Income Portfolio Manager

Colchester Global Investors LIMITED

Date: May 19, 2022

By: /s/ Keith Lloyd

Name: Keith Lloyd

Title: Director

Witnessed By: /s/ Andrew Cowley

Name: Andrew Cowley

Title: Legal Associate